Exhibit 99.1

Syneron Reports Fourth Quarter 2007 Revenues of $38.1 Million, the Company's Strongest Quarter Ever

Sales for the Full-Year of 2007 Were $141 Million Representing Year-Over-Year Growth of 21%

YOKNEAM, ISRAEL--(Marketwire - February 12, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the fourth quarter and the full year ended December 31st, 2007.

Revenues for the fourth quarter of 2007 grew to an all-time quarterly high of $38.1 million. North American sales accounted for 63% of total revenues with international sales accounting for the remainder.

In the fourth quarter, Syneron incurred a non-operating impairment charge of $5.8 million on its investment portfolio due to uncertainties in the capital markets regarding auction-rate securities. As a result, on a GAAP basis, which also includes $413,000 of stock-based compensation expenses, the company reported a fourth quarter 2007 net profit of $4.4 million, or $0.16 per diluted share. On a non-GAAP basis, without these specified items, net profit in the fourth quarter was $10.6 million, or $0.38 per diluted share.

For the full year 2007, revenues grew 21% to $141 million. Net profit on a GAAP basis was $31.2 million, equivalent to $1.12 per diluted share, accounting for the impairment charge and stock-based compensation expense. On a non-GAAP basis, excluding these specified items, net profit for the year was $44.8 million, or $1.61 per diluted share.

Syneron's balance sheet and cash position remain strong. Cash flow from operations in the fourth quarter was $21.4 million. Syneron increased its cash position (including long-term deposits) by $7.6 million during the fourth quarter to $203.8 million. This follows the start of Syneron's share repurchase program in November 2007 in which Syneron spent $7.2 million to repurchase 466,000 shares. This also includes the impairment charge. Shareholders' equity totaled $230.8 million.

Trade receivables were $40.7 million on December 31, 2007, representing a 12% decline during the fourth quarter. As a consequence, days of sales outstanding, on an average quarterly basis, fell from 122 days in the third quarter of 2007 to 105 days in the fourth quarter of 2007.

Corporate highlights of 2007 included:

--	Signing with Proctor & Gamble of an exclusive ten-year joint development and supply agreement for the marketing and distribution of Syneron's home use device to improve skin appearance;

--	Introduction of Syneron's first fractional skin treatment product, the Matrix IR™;

--	Receipt of first FDA clearance of a non-invasive medical device for reduction in circumferential measurement;

--	Launch of high-powered VelaShape™ body contouring device;

--	Expansion of unique customer care program;

--	Smooth transition of the senior management.

Commenting on the year's achievements, CEO Doron Gerstel said, "I am very pleased with Syneron's performance in 2007, a year in which we reached new record levels of sales in all our markets. Our achievements in 2007 were based both on the superiority of the elos™ technology and the success of unique sales, marketing and customer care programs introduced during the year.

"Looking ahead, I believe 2008 will be another year of significant new product introductions at Syneron, aimed at the fast-growing body shaping and skin rejuvenation segments. Last week, we showcased two new products at the American Academy of Dermatology meetings, a laser-assisted liposuction device and the Matrix RF™, an innovative fractional technology for ablative skin rejuvenation. These products are currently scheduled for launch in the second half of 2008. Both products include a recurring revenue stream which will enable Syneron to diversify its revenue base."

Commenting on the impairment charge, Syneron CFO Fabian Tenenbaum explained, "Syneron has a consistent history of investing excess cash in highly rated investment-grade securities, with preservation of capital and liquidity as primary objectives. The impaired investments, representing approximately 3% of the portfolio, were held in CDO auction-rate securities that were highly rated (AA and AAA) at the time of purchase and continue to be current on all obligations. However, the liquidity and fair value of these securities has been impacted by the uncertainty in the credit markets and, as a result, the company believes it is prudent to record a permanent impairment charge of $5.8 million. The permanent impairment charge is recorded as a non-operating loss which impacts GAAP fully diluted earnings by $0.21 per share."

Regarding revenue guidance for 2008, Mr. Tenenbaum continued, "For 2008, we are taking a prudent approach to the present economic conditions in our planning process. However, given the strength of our new products introduced in 2007 and the new products scheduled to be launched in 2008, we believe that we will continue to see good growth in our sales, with revenues for the full year 2008 expected to increase by approximately 10%."

Conference call

Syneron Management will host a conference call (dial-in numbers below) to discuss the results at 8:30am ET today, February 12th, 2008. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Dial-in numbers for conference call:
US (toll free): 1-866-966-5335
International: +44-20-3023-4470

Use of Non-GAAP Measures

This press release provides financial measures for net profit and net profit per diluted share, that exclude an impairment charge related to the Company's investments in auction-rate securities and a charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2008, new product launches, and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 15, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, VelaShape, Matrix IR, and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF INCOME
U.S. dollars in thousands except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	38,066	35,035	140,996	116,976
Cost of Revenues	8,182	5,366	26,995	17,921
Gross Profit	29,884	29,669	114,001	99,055

Operating expenses
Research and development	3,377	2,251	12,511	8,515
Selling and marketing	14,414	14,594	58,605	46,434
General and administrative	3,272	3,036	11,860	9,455
Total operating expenses	21,063	19,881	82,976	64,404

Operating Income	8,821	9,788	31,025	34,651
Financial income (expenses), net	(3,160)	2,396	3,254	6,492
Income before taxes	5,661	12,184	34,279	41,143
Taxes on income	1,235	630	3,035	1,489

Net Income	4,426	11,554	31,244	39,654

Basic net earning per share	0.16	0.42	1.13	1.46
Diluted net earnings per share	0.16	0.42	1.12	1.44
Weighted average number of shares used in per share calculation (in thousand):
Basic	27,699	27,490	27,690	27,202
Diluted	27,802	27,632	27,880	27,601

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2007	2006
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (1)	42,624	16,036
Short term deposits (1)	-	5,000
Marketable securities (1)	124,941	81,493
Trade receivables	40,741	38,478
Other receivables and prepaid expenses	4,385	4,890
Inventories	9,465	7,084
Total current assets	222,156	152,981

LONG TERM ASSETS
Severance pay fund	225	368
Long-term deposits and other (1)	1,130	1,105
Long-term available for sale marketable securities (1)	35,122	68,147
Investments in affiliated companies	2,925	-
Property and equipment, net	3,111	1,513
Intangible assets, net	4,860	1,127
Long Term Assets	47,373	72,260
Total Assets	269,529	225,241

CURRENT LIABILITIES
Trade Payables	7,734	6,452
Other current liabilities	24,991	19,270
Total current liabilities	32,725	25,722

LONG TERM LIABILITIES
Deferred Revenues	4,991	4,205
Warranty Accruals	730	512
Accrued severance pay	248	405
Total long-term liabilities	5,969	5,122

SHAREHOLDERS' EQUITY:	230,835	194,397
Total liabilities and shareholders' equity	269,529	225,241

(1) Total Cash and Liquid Investments	203,817	171,781

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	4,426	11,554	31,244	39,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	562	195	1,263	720
Accrued severance pay, net	(13)	(21)	(14)	4
Decrease (increase) in trade receivables	5,307	(5,301)	(2,263)	(17,091)
Decrease in other accounts receivables and prepaid expenses	788	1,885	505	3,795
Decrease (increase) in inventories	56	(1,984)	(2,381)	(3,650)
Increase in trade payables	3,769	2,571	1,282	4,340
Increase (decrease) in other current liabilities	1,422	1,106	3,864	(403)
Impairments of investments in marketable securities	5,776	-	5,776	-
Loss (gain) on available for sale securities	(1,259)	(500)	(1,059)	52
Equity based compensation	443	2,152	7,809	8,256
Loss on sales of property and equipment	8	-	8	-
Increase in deferred revenues and warranty accruals	155	178	1,722	1,667

Net cash provided by operating activities	21,440	11,835	47,756	37,344
CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of (investment in) short-term deposits, net	-	-	5,000	(1,500)
Purchase of available-for-sale marketable securities	(32,716)	(53,539)	(152,568)	(82,207)
Proceeds from sale of available-for-sale marketable securities	45,169	43,807	138,542	49,996
Payments for acquisition of Affiliated Companies, long-term loans and others	(1,550)	(19)	(2,572)	-
Investment in long-term deposits and other	(5)		25)	(2)
Proceeds from sale of property and equipment	10	-	10	-
Purchase of property and equipment	(788)	(252)	(2,272)	(747)
Purchase of other assets	(44)	(250)	(3,554)	(250)
Net cash provided by (used in) investing activities	10,076	(10,253	17,439)	(34,710)
CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of shares from shareholders	(7,199)	-	(7,199)	-
Exercise of stock options and RSU's	39	18	3,470	332
Net cash provided by (used in) financing activities	(7,160)	18	(3,729)	332
Increase in cash and cash equivalents	24,356	1,600	26,588	2,966
Cash and cash equivalents at the beginning of the period	18,268	14,436	16,036	13,070
Cash and cash equivalents at the end of the period	42,624	16,036	42,624	16,036

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands except per share data

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Income (GAAP)	8,821	9,788	31,025	34,651
Non-GAAP adjustment:
Stock based compensation	413	2,116	7,779	8,108
Non-GAAP operating income	9,234	11,904	38,804	42,759

Net Income (GAAP)	4,426	11,554	31,244	39,654
Non-GAAP adjustments:
Stock based compensation	413	2,116	7,779	8,108
Impairments of investments in marketable securities	5,776	-	5,776	-
Non-GAAP Net Income	10,615	13,670	44,799	47,762

Non-GAAP net earnings per share:
Basic net earning per share	0.38	0.50	1.62	1.76
Diluted net earnings per share	0.38	0.49	1.61	1.73

Weighted average number of shares used in per share calculation (in thousand):
Basic	27,699	27,490	27,690	27,202
Diluted	27,802	27,632	27,880	27,601

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com